Exhibit 4.1

CYCLACEL GROUP PLC

Company Number 5090795

SHARE CERTIFICATE

This is to Certify that [name]

of [address]

is the Registered holder of [number] Ordinary Shares of 1p each fully paid, numbered

[no.] to [no.]

inclusive in the above named Company subject to the Memorandum and Articles of Association of the Company.

EXECUTED for and on behalf of the said Company this [no.] day of [month year]

Director

Director / Secretary